Exhibit (a)(1)(Q)

MANITOU BF S.A. SUCCESSFULLY COMPLETES TENDER OFFER

FOR SHARES OF GEHL COMPANY

Friday, October 24, 2008 – MANITOU BF S.A. announced today the successful completion of the tender offer by its wholly owned subsidiary TENEDOR Corporation for all outstanding shares of common stock of GEHL Company (Nasdaq: GEHL).

The subsequent offering period expired at 12:00 p.m. (noon), New York City time, on Friday, October 24, 2008. The depositary for the offer has advised MANITOU and TENEDOR that shareholders of GEHL have now validly tendered a total of 9,752,734 GEHL shares, representing, when taken together with the 1,748,046 shares already owned by MANITOU, approximately 95.3% of the outstanding and fully diluted shares of common stock of GEHL. TENEDOR has accepted for payment all GEHL shares validly tendered in the offer and the subsequent offering period.

After the transfer of 1,102,973 GEHL shares from MANITOU to TENEDOR, TENEDOR’s ownership of the common stock of GEHL will exceed the 90% required to effect a short-form merger of TENEDOR with and into GEHL under Wisconsin law. TENEDOR expects to effect the short-form merger as soon as practicable, subject to the satisfaction or waiver of the conditions to the merger, without the need for a meeting of GEHL shareholders. In the merger, TENEDOR will acquire all other GEHL shares (other than those as to which holders properly exercise appraisal rights, if any are available) at the same $30.00 per share price, without interest and less any required withholding taxes, that was paid in the tender offer. As a result of the merger, GEHL will become a wholly owned subsidiary of MANITOU and, following the merger, GEHL shares will be delisted from the NASDAQ.

MANITOU BF, headquartered in Ancenis in the Loire Atlantique department of France, engages in the design, manufacturing and distribution of material handling equipment serving the construction, agriculture and industrial sectors. With its 23 manufacturing and distribution subsidiaries, the MANITOU Group is the global leader in rough terrain equipment (all-wheel-steer loaders and telescopic handlers). The company has a distribution network of approximately 600 distributors in 120 countries. Its product line also includes aerial work platforms, compact loaders, masted forklift trucks and stackers. In 2007, the Group generated a record €1,260.0 million in sales and a net income of €86.1 million. Additional information is available on www.manitou.com or by contacting communication.financiere@manitou.com.

GEHL Company (NASDAQ: GEHL) is a manufacturer of compact equipment used worldwide in construction and agricultural markets. Founded in 1859, the Company is headquartered in West Bend, Wisconsin. The Company markets its products under the GEHL® and Mustang® brand names. Mustang product information is available on the Mustang Manufacturing website (www.mustangmfg.com). CE Attachments, Inc. information is available at (www.ceattach.com). GEHL Company information is available at (www.gehl.com) or contact: GEHL Company, 143 Water Street, West Bend, WI 53095 (telephone: 262-334-9461).

This press release contains forward-looking statements, including statements in connection with the tender offer and the proposed acquisition, which involve a number of risks and uncertainties.

These statements are based on MANITOU’s and GEHL’ s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the merger set forth in the merger agreement will not be satisfied and difficulties that MANITOU may suffer in connection with its plans for financing the acquisition of GEHL. Risks relating to the tender offer and merger are described in the documentation filed with the SEC by MANITOU and GEHL on Schedule TO and Schedule 14D-9, respectively. Risks relating to GEHL are described in GEHL’s report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2007. GEHL and MANITOU are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.